Exhibit 99.1

For immediate release

Sify Technologies Ltd. Regains Compliance with

NASDAQ Listing Requirements

Chennai, India, July 10, 2025 — Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions, received a letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) on July 8, 2025 notifying the Company that it had regained compliance with the continued listing requirements under Nasdaq Listing Rules 5605(b)(1) and 5605(c)(2) (the “Rules”), requiring the majority of the Board to be composed of independent directors and the Audit Committee to comprise at least three independent directors, respectively.

The Company had previously notified Nasdaq on May 21, 2025, that, consequent to the resignation of Dr. Ajay Kumar from the Company’s Board of Directors (the “Board”), the Company was in non-compliance with the Rules. On June 5, 2025, Nasdaq confirmed the Company’s non-compliance with Nasdaq’s independent director and audit committee composition requirements under the Rules.

Subsequently, on June 20, 2025, the Company appointed Dr. Ram Sewak Sharma to the Board as an independent director and a member of the Audit Committee, as disclosed in the Company’s Form 6-K filed with the Securities and Exchange Commission on June 24, 2025.

The Notification Letter confirmed that the Company’s appointment of Dr. Ram Sewak Sharma evidenced compliance with the Nasdaq Rules and that the matter was closed.

The Company remains listed on the Nasdaq Capital Market under the trading symbol: “SIFY”.

About Sify Technologies

A multiple year winner of the Golden Peacock award for Corporate Governance from the Institute of Directors, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focused on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, medium and small businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10,000 businesses across multiple verticals have taken advantage of our trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1,700 cities in India. Internationally, Sify has presence across North America, the United Kingdom, UAE and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com